

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2020

Jason Ma
President
Chelsea Worldwide Inc.
11 Marshall Road, Suite 1L
Wappingers Falls, New York 12590

>   **Re: Chelsea Worldwide Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-4**
>   **Filed October 20, 2020**
>   **File No. 333-248703**

Dear Mr. Ma:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 9, 2020 letter.

Amended Registration Statement on Form S-4, Filed October 20, 2020

Summary of the Proxy Statement/Consent Solicitation Statement/Prospectus, page 1

1. We note your response to our prior comment number 4. Please revise page 2 to briefly describe the Clene common and preferred stock exchange mechanics and state that the basis for the 0.1320 conversion ratio cited is an estimate based on the date of the execution of the Merger Agreement, as you state on page 184. Additionally, please revise page 184 to clarify whether you are referring to the shares to be held in escrow to satisfy any indemnity obligation or the earn-out shares in the following reference on page 184: "the 5% to be held in escrow and subject to earn-out."

Jason Ma
Chelsea Worldwide Inc.
November 4, 2020
Page 2

<u>Proposal No. 1 The Reincorporation Merger Proposal, page 61</u>

2.   We note your response to our prior comment number 11. Please revise to identify the "certain claims" referenced on page 66. We note that your proposed charter on page B-8 appears to state that all federal securities law claims must be brought in federal court.

3.   We note your response to our prior comment number 12; however, it is unclear why you have not addressed the portion of our comment relating to Rule 14a-4(a)(3) of Regulation 14A. Accordingly, we reissue this portion of the comment. Revise, and update your proxy card, to identify clearly and impartially each separate matter intended to be acted upon.

4.   We note your response to our prior comment number 15. The Q&A on the Merger Agreement closing conditions on page xii cross references the "Summary of the Proxy Statement/Consent Solicitation Statement/Prospectus — The Business Combination and the Merger Agreement" but the Summary does not discuss closing conditions. Therefore, please revise this Q&A on page xii to include a brief description of these closing conditions or, alternatively, revise the cross reference to instead refer to the discussion of the closing conditions on pages 69-70.

5.   We note your response to our prior comment number 17. Please include discussion of the quantitative basis for determining Clene's fair market value was at least 80% of Tottenham's net assets as quantitative factors are necessary to understand fair market value. In this regard, we note the following disclosure contained in Tottenham's IPO prospectus: "The fair market value of the target will be determined by our board of directors based upon one or more standards generally accepted by the financial community (such as actual and potential sales, earnings, cash flow and/or book value)."

<u>Material U.S. Federal Income Tax Consequences of the Business Combination, page 94</u>

6.   We note your revisions in response to prior comment 18. In light of the fact that Proposals 1 and 2 are conditioned upon each other, please revise the disclosure on page 96 and elsewhere, as applicable, to discuss and clarify the material tax consequences of the "Business Combination" to U.S. Holders of Tottenham Securities, or advise. With reference to Staff Legal Bulletin No. 19, please also note that it is inappropriate to assume any legal conclusion underlying counsel's opinion and consider the guidance concerning opinions subject to uncertainty. In this regard, and without limitation, revise the two tax Q&As on pages xii and xiii to clarify the tax consequences and any uncertainties concerning redemption and the Business Combination. Similarly, revise the header to the risk factor heading on page 53 concerning what the tax consequences "may be". Also revise page 94 to clarify that this section of the prospectus/proxy constitutes the opinion of Loeb & Loeb LLP and remove the reference to the disclosure as a "general discussion".

Jason Ma
Chelsea Worldwide Inc.
November 4, 2020
Page 3

Business of Clene, page 107

7.   We refer to prior comment 20 and note your response concerning presentation of the expanded access program for ALS as a Phase 2 program. With reference to your discussion on page 139 concerning Phase 2 trials, we note that a Phase 2 trial typically includes an assessment of efficacy. Given that your disclosure concerning the expanded access program for ALS lacks any mention of efficacy, it does not appear appropriate to depict this program as a Phase 2 study in the pipeline table. Please revise your presentation accordingly.

8.   We note your response to our prior comment number 22. Please revise pages 115-116 to provide a brief explanation of the disclosed p-values and how p-values are used to measure statistical significance.

9.   We note your revised disclosure in response to prior comment number 23. Please revise your disclosure concerning the peer-reviewed publication by Robinson to disclose, if true, that Clene Nanomedicine, Inc. funded it and that Clene employees were involved in both the study and publication. In addition, provide additional information regarding the number and type of subjects and p-values for the reported results, including support for the statement that CNM-Au8 "demonstrated a statistically significant recovery of remyelinated axons in therapeutically treated animals."

10.   We note your response to prior comment number 24. Please revise your disclosure on page 122 to include all material information concerning the MSOAC data/Goldman study so that investors can understand and assess the "anticipated decline" and understand how this data may help to suggest a clinical effect for CNM -Au8. For example, in connection with your statement about the expected long-term decline in LCLA, SDMT, 9HPT and T25FW, disclose the duration that patients were studied for the Goldman study.

Security Ownership of Certain Beneficial Owners and Management Prior to the Business Combination, page 208

11.   We note your response to our prior comment number 42. Please revise page 209 to provide the beneficial ownership disclosure of Clene in accordance with the requirements of Item 403 of Regulation S-K. For instance, list the beneficial ownership of individual directors and nominees, named executive officers and directors and executive officers as a group as well as the beneficial owners of more than five percent of any class of Clene's voting securities.

Security Ownership of the Combined Company after the Business Combination, page 210

12.   We note your response to our prior comment number 44. Please revise Annex A or the exhibit index to include a list briefly identifying the contents of all omitted schedules for your Merger Agreement, specifically the disclosure schedules. Please also describe the schedules or similar attachments omitted from Exhibit 10.14 in the Exhibit Index.

13.   With reference to page 201 and Rule 438, please provide signatures or consents for all applicable directors.

14.   We note the removal of Polar Asset Management Partners Inc. from Tottenham's beneficial ownership table. We also note that this table is as of June 30, 2020. If this removal is to reflect events subsequent to June 30, 2020, then please update the table to reflect a more recent date or advise.

General

15.   We note your response to our prior comment number 45. Please revise your proxy card to indicate that the approval of certain proposals is conditioned upon the approval of other proposals. Refer to Rule 14a-4(a)(3) of Regulation 14A.

16.   Given the transactions, please tell us why Tottenham should not be identified as a co-registrant and subject to the signature requirements of Form S-4.

       You may contact Tracey McKoy at 202-551-3772 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Joe McCann at 202-551-6262 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Giovanni Caruso